Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

SUPPLEMENT NO. 1 DATED JULY 30, 2015

TO THE PROSPECTUS DATED JULY 16, 2015

This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated July 16, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.; and

(2)	the change of the entity names of American Realty Capital Properties, Inc. and ARC Properties Operating Partnership, L.P. to VEREIT, Inc. and VEREIT Operating Partnership, L.P., respectively.

OPERATING INFORMATION

Status of Our Public Offering

We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of July 29, 2015, we had accepted investors’ subscriptions for, and issued, approximately 9.4 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $157.6 million.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

PROSPECTUS UPDATES

Effective July 28, 2015, American Realty Capital Properties, Inc., which directly or indirectly owns and/or controls our advisor, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital®, changed its corporate name to VEREIT, Inc. In addition, effective July 28, 2015, ARC Properties Operating Partnership, L.P. changed its partnership name to VEREIT Operating Partnership, L.P. All references in the prospectus to American Realty Capital Properties, Inc. (or ARCP) and ARC Properties Operating Partnership, L.P. (or ARCP OP) are hereby revised accordingly to reflect each entity’s new name.

The following information supersedes and replaces the fourth paragraph of the section of our prospectus captioned “Our Structure and Formation” beginning on page 109 of the prospectus.

Public Stockholders Common Stock Cole Real Estate Income Strategy (Daily NAV), Inc. General Partner 99.99% Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP 100% CRI (Daily NAV), LLC(2) Limited Partner 0.01% Advisory Agreement Dealer Manager Agreement Common Stock Cole Capital Corporation 100% VEREIT, Inc. 100% VEREIT Operating Partnership, L.P.(1) 100% Cole Capital Advisors 100% CREI Advisors, LLC 100% Equity Fund Advisors, Inc. 100% Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC Sub-Advisory Agreement Sub-Advisor (non-affiliate)

The following chart shows the ownership structure and our relationship with our advisor, its sub-advisor and our dealer manager:

(1)	As of July 29, 2015, VEREIT Operating Partnership, L.P. (“VEREIT OP”) owned 13,333 of our W Shares, which represented 0.17% of the outstanding shares of common stock as of such date. VEREIT OP is prohibited from selling these shares, which represent its initial investment in us, for so long as our sponsor is VEREIT OP or an affiliate of VEREIT OP; provided, however, that VEREIT OP may transfer ownership of all or a portion of these 13,333 shares to other affiliates of our sponsor.
(2)	As of July 29, 2015, CRI (Daily NAV), LLC owned less than a 0.01% limited partner interest in our operating partnership. As we continue to admit investors in this offering, this percentage will be reduced.